Exhibit 1.1

FOR IMMEDIATE RELEASE

KongZhong Corporation Announces Unaudited Second Quarter Results for the Period Ended June 30, 2004

Beijing, China, August 10, 2004 — KongZhong Corporation (Nasdaq : KONG), a leading provider of advanced second generation (2.5G) wireless value added services in China, today announced its second quarter (2Q04) diluted earnings of $0.19 per ADS under generally accepted accounting principles in the United States (US GAAP), up from a diluted earnings of $0.01 per ADS in the same period of the previous year (2Q03) and diluted earnings of $0.11 per ADS in the first quarter of 2004 (1Q04). Net income in the second quarter was $5.30 million, up from $0.24 million in 2Q03 and $3.14 million in 1Q04.

(The Company issued 8 million American Depositary Shares in early July as part of its initial public offering. Using the enlarged share count, the Company’s earnings per ADS in 1Q04 and 2Q04 would have been $0.09 and $0.15 respectively.)

Commenting on the results, the Company’s Chairman and CEO, Yunfan Zhou, said, “We are very pleased with our achievements in the second quarter. The Chinese market is continuing its transition from 2G to 2.5G wireless technology. We continue to witness very strong interest in our products and services that utilize the enhanced capabilities offered by the 2.5G network, particularly in our media related products. This strong demand allowed us to deliver very strong financial results across all segments of our business and has allowed us to remain China Mobile’s top 2.5G service provider.”

“In early July, we successfully completed our initial public offering and raised $80 million under very challenging market conditions. We believe the proceeds, as well as the higher profile associated with being a publicly listed company, should help us to enlarge and enrich our mobile content offerings, expand our distribution network, and attract talented employees.”

“We are confident of the 2.5G market’s long-term prospects. As a leading 2.5G service provider in China, we believe we are well positioned to capture this long-term potential.”

2Q04 Financial Highlights:

* Revenue grew 876% year-over-year and 67% sequentially to $11.97 million.

* The Company’s 2.5G revenue grew 950% year-over-year and 83% sequentially to $9.61 million.

* The Company’s 2G revenue grew 655% year-over-year and 24% sequentially to $2.36 million.

* Net income increased 2,142% year-over-year and 69% sequentially to $5.30 million.

* Net margin was 44.3%, up from 19.3% in 2Q03 and 44.0% in 1Q04.

Business Highlights:
* The Company retained its number one position with China Mobile in WAP, MMS, and Java revenues.

* The Company achieved three of the top five spots on China Mobile’s games download ranking, including the number one position, in both revenues and the number of downloads.

* The Company signed agreements with China Telecom and China Netcom to provide value added services to their fixed line and PHS customers.

* The Company signed agreements with Amoi, CECT, DBTel, Panasonic, and Samsung to provide contents and services on their mobile phones for use on China Mobile’s network.

* The Company signed agreements with ACME, Gameloft, and Macrospace (leading Singaporean, French, and British publishers of mobile Java games, respectively) to distribute their mobile games in China.

* The Company signed agreements with HI Corp and Superscape (leading Japanese and British publishers of mobile games, respectively) to distribute their 3D games.

* The Company signed agreement with Net Village, a leading Japanese wireless value added service provider, to distribute its mobile games and WAP pictures.

* The Company partnered with Warner Brothers to distribute MMS contents from the movie “Troy.”

Second Quarter Financial Review
(Note: Unless otherwise stated, all financial statement amounts used in this press release are based on US GAAP and denominated in US dollars.)

Revenues
Revenues for the quarter totaled a record $11.97 million, up 876% from the same period of the previous year and up 67% from 1Q04. By platform, revenues from 2.5G wireless value added services accounted for 80% of total revenues and revenues from 2G wireless value added services represented the remaining 20%, compared with 73% and 27%, respectively, in 1Q04.

Revenues from 2.5G services, which include services delivered using wireless access protocol (WAP), multimedia messaging service (MMS), and Java technology, grew 950% from 2Q03 and 83% from 1Q04 to $9.61 million in 2Q04. Growth in MMS revenues accounted for the largest increase in 2.5G revenues. Revenue from 2G services, which include short messaging service

(SMS), interactive voice response (IVR), and color ring back tone (CRBT), grew 655% from 2Q03 and 24% from 1Q04 to $2.36 million in 2Q04. IVR revenues registered the highest growth rate in 2G revenues, primarily as a result of its small base in 1Q04.

By type, revenues from monthly subscriptions accounted for 91% of total revenues, and revenues from downloads accounted for the remaining 9%. During the quarter, the number of monthly subscriptions grew by 66% from 1Q04 to 12.81 million, and average revenue per subscription fell by almost 1%.

	1Q04	2Q04
Subscription Revenue	93%	91%
Download Revenue	7%	9%

Total	100%	100%

By service category, the Company derived 47% of its revenues from interactive entertainment, 37% from media services, and 16% from community.

	1Q04	2Q04
Interactive Entertainment	56%	47%
Media	25%	37%
Community	19%	16%

Total	100%	100%

Expenses
Cost of revenues (COR) in 2Q04 totaled $3.49 million, up 956% from 2Q03 and up 56% from 1Q04. Gross margin for the quarter was 70.8%, down from 73.0% in the same period of the previous year and up from 68.7% in 1Q04. The sequential margin expansion was attributed primarily to slower growth in transmission fees and content fees.

Total operating expenses in 2Q04 increased by 382% from the same period of the previous year and 80% from 1Q04 and represented 26.6% of revenues, compared with 53.7% and 24.7% of revenues in 2Q03 and 1Q04, respectively. Product development expense increased by 51% from 1Q04 and represented 9.1% of revenues. The increase was primarily due to higher headcount and the staff expenses associated with higher headcount. Sales and marketing expense increased by 188% from 1Q04 and represented 7.1% of revenues. The increase was primarily driven by higher promotion and business development expense, as well as costs associated with higher headcount. General and administrative expense increased by 63% from 1Q04 and represented 9.2% of revenues. The increase was primarily driven by higher salary & benefits as well as higher business tax. Overall, the Company’s operating margin improved from 19.3% in 2Q03 and 44.0% in 1Q04 to 44.2%.

Company-wide headcount increased 29% from the end of 1Q04 to 405 at the end of 2Q04.

Earnings
Net income totaled $5.30 million in the second quarter, an increase of 2,142% from $0.24 million in the same period of the previous year and an increase of 69% from $3.14 million in 1Q04. Net margin was 44.3%, up from 19.3% in 2Q03 and 44.0% in 1Q04. Diluted EPS was $0.19, up from $0.01 from the same period of the previous period and $0.11 in 1Q04.

Balance Sheet and Cash Flow
At the end of the quarter, the Company had $9.35 million in cash and cash equivalent and $17.61 million in total assets. In second quarter, the Company generated net cash increase of $3.62 million. In the first half of this year, the Company generated $6.32 million in cash flow from operations and spent $0.63 million on capital expenditures.

In July, the Company issued 8 million American Depositary Shares and raised $80 million in gross proceeds from its initial public offering and inclusion of its American Depositary Shares for quotation on the Nasdaq National Market.

Business Outlook:
The Company presently expects its third quarter revenues to grow by about 10-20% from 2Q04 with 2.5G services as the main growth driver. The Company estimates its operating margin should contract slightly from its 2Q04 level.

KongZhong Corporation
Consolidated Statements of Income
(US$ thousands, except percentages and per share data)
(unaudited)

	For the Three	For the Three	For the Three
	Months Ended	Months Ended	Months Ended
	Jun. 30, 2003	Mar. 31, 2004	Jun. 30, 2004
Revenues	$1,226	$7,148	$11,968
Cost of revenues	331	2,239	3,494

Gross profit	895	4,909	8,474
Operating expense
Product development	271	716	1,084
Sales & marketing	213	294	847
General & administrative	175	676	1,102
Amortization of deferred stock compensation	—	81	146

Subtotal	659	1,767	3,179

Operating income	236	3,142	5,295
Non-operating expense (income)
Interest expense	—	(1)	(9)
Others	—	1	4

Subtotal	—	0	(5)

Income before tax	236	3,142	5,300
Income tax expense	—	—	—

Net income	$236	3,142	5,300

Basic EPS	$0.02	$0.27	$0.45
Diluted EPS	$0.01	$0.11	$0.19
Margin Analysis:
Gross margin	73.0%	68.7%	70.8%
Operating margin	19.3%	44.0%	44.2%
Net margin	19.3%	44.0%	44.3%
Additional Data:
2.5G revenue	$915	$5,245	$9,607
2G revenue	311	1,903	2,361
ADS outstanding	11,725,000	11,725,000	11,725,000
ADS used in diluted EPS calculation	27,308,472	27,455,164	27,441,525

KongZhong Corporation
Consolidated Statements of Cash Flows
(US$ thousands)
(unaudited)

	For the 6-Month	For the 6-Month
	Ended	Ended
	Jun. 30, 2003	Jun. 30, 2004
Cash Flows From Operating Activities
Net Income	$334	$8,442
Adjustments
Amortization of deferred stock compensation		227
Depreciation and amortization	84	271
Changes in operating assets and liabilities	(197)	(2,624)

Net Cash Provided by Operating Activities	221	6,316
Cash Flows From Investing Activities
Purchase of property & equipment	(443)	(633)

Net Cash Used in Investing Activities	(443)	(633)
Cash Flows From Financing Activities
Increase in minority interest	—	121
Payment for IPO expenses	—	(195)

Net Cash Used in Financing Activities	—	(74)
Translation Adjustments	—	—
Net increase in Cash and Cash Equivalents	(222)	5,609
Cash and Cash Equivalents, Beginning of Period	2,646	3,743
Cash and Cash Equivalents, End of Period	2,424	9,352

KongZhong Corporation
Consolidated Balance Sheet
(US$ thousands)
(unaudited)

	Dec. 31, 2003	Jun. 30, 2004
Cash and cash equivalents	$3,743	$9,352
Accounts receivable	1,704	6,279
Other current assets	198	429

Total current assets	5,645	16,060
Rental deposit	74	342
PP&E (net)	848	1,210

Total assets	$6,567	$17,612
Accounts payable	564	1,550
Other current liabilities	393	1,752
Amount due to related party	90	—

Total current liabilities	1,047	3,302
Minority interest	—	121
Series B redeemable convertible preferred shares	2,970	2,970

Total liabilities	4,017	6,393
Shareholders’ equity	2,550	11,219

Total liabilities & shareholders’ equity	$6,567	$17,612

KongZhong Corporation is a leading provider of advanced second generation (2.5G) wireless interactive entertainment, media, and community services to consumers in China. The Company delivers a broad range of services, through multiple technology platforms, which users can access directly from their mobile phones by choosing an icon embedded in select models of handsets or from a mobile operator’s portal or web site.

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Although these forward-looking statements, which may include statements regarding our future results of operations, financial condition or business prospects, are based on our own information and information from other sources we believe to be reliable, you should not place undue reliance on these forward-looking statements, which apply only as of the date of this press release. Our actual results of operations, financial condition or business prospects may differ materially from those expressed or implied in these forward looking statements for a variety of reasons. For a discussion of these risks and other factors, please see the documents we file from time to time with the Securities and Exchange Commission.

Contact:
Richard Wei
Chief Financial Officer
Tel.:      +86 10 6808 1818 x935
Fax:      +86 10 6808 2128
E-mail: rwei@kongzhong.com